UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

phoenix new media limited
(Name of Issuer)
american depositAry shares, each represenTing eight (8) class a ordinary shares, $0.01 par value per share
(Title of Class of Securities)
71910C103
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71910C103
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	15,237,128*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	15,237,128*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
15,237,128*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.9%*
(12) Type of Reporting Person
IA

* Beneficial ownership percentage is based upon 260,001,486 Class A ordinary shares, $0.01 par value per share (“Ordinary Shares”), of Phoenix New Media Limited, a Cayman Islands company (the “Company”), issued and outstanding as of December 31, 2017, based on information reported by the Company in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2018. The Company’s American Depositary Shares (“ADSs”), each representing eight Ordinary Shares, are listed for trading on the New York Stock Exchange. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM.   As of the date of this report (the “Report Date”), PWIMF held ADSs representing the aggregate of 13,719,272 Ordinary Shares, and PWPI held ADSs representing the aggregate of 1,517,856 Ordinary Shares. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 15,237,128 Ordinary Shares held in the aggregate by the PW Funds for an aggregate beneficial ownership percentage of approximately 5.9% of the Ordinary Shares deemed issued and outstanding as of the Report Date.

CUSIP No. 71910C103
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	13,719,272*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	13,719,272*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
13,719,272*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.3%*
(12) Type of Reporting Person
CO

  *Beneficial ownership percentage is based upon 260,001,486 Ordinary Shares of the Company issued and outstanding as of December 31, 2017, based on information reported by the Company in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2018. The Company’s ADSs, each representing eight Ordinary Shares, are listed for trading on the New York Stock Exchange. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM.   As of the Report Date, PWIMF held ADSs representing an aggregate of 13,719,272 Ordinary Shares. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own 13,719,272 Ordinary Shares of the Company for an aggregate beneficial ownership percentage of approximately 5.3% of the Ordinary Shares deemed issued and outstanding as of the Report Date.

CUSIP No. 71910C103
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	15,237,128*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	15,237,128*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
15,237,128*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.9%*
(12) Type of Reporting Person
IN

* Beneficial ownership percentage is based upon 260,001,486 Ordinary Shares of the Company issued and outstanding as of December 31, 2017, based on information reported by the Company in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2018. The Company’s ADSs, each representing eight Ordinary Shares, are listed for trading on the New York Stock Exchange. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM.  As of the Report Date, PWIMF held ADSs representing an aggregate of 13,719,272 Ordinary Shares, and PWPI held ADSs representing an aggregate of 1,517,856 Ordinary Shares. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 15,237,128 Ordinary Shares held in the aggregate by the PW Funds for an aggregate beneficial ownership percentage of approximately 5.9% of the Ordinary Shares deemed issued and outstanding as of the Report Date.

Item 1(a). Name Of Issuer: Phoenix New Media Limited (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of American Depositary Shares (“ADSs”) representing an aggregate of 13,719,272 Class A ordinary shares, $0.01 par value per share (“Ordinary Shares”), of the Company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of ADSs representing an aggregate of 1,517,856 Ordinary Shares; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”). The Company’s ADSs, each representing eight Ordinary Shares, are listed for trading on the New York Stock Exchange.

The 15,237,128 Ordinary Shares of the Company held in the aggregate by the PW Funds, which constitute approximately 5.9% of the Ordinary Shares of the Company deemed to be issued and outstanding as of the date of this report (the “Report Date”), may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment manager to the PW Funds, and (y) indirectly by Mr. Park, as the managing member of PWAM.

As of the Report Date, PWIMF held ADSs representing an aggregate of 13,719,272 Ordinary Shares, constituting approximately 5.3% of the Ordinary Shares deemed to be issued and outstanding as of the Report Date.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.

Item 2(d). Title of Class of Securities:
American Depositary Shares, each representing eight (8) Class A ordinary shares, $0.01 par value per share.

Item 2(e). CUSIP No.:
71910C103

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a) Amount Beneficially Owned:	15,237,128*
(b) Percent of Class:	5.9%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	15,237,128*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	15,237,128*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a) Amount Beneficially Owned:	13,719,272*
(b) Percent of Class:	5.3%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	13,719,272*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	13,719,272*

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of ADSs representing an aggregate of 13,719,272 Ordinary Shares and (b) PWPI, a Cayman Islands exempted company that is the holder of ADSs representing an aggregate of 1,517,856 Ordinary Shares; (ii) PWIMF; and (iii) Mr. Park, as the sole member and manager of PWAM.

The 15,237,128 Ordinary Shares held in the aggregate by the PW Funds, which constitutes approximately 5.9% of the Ordinary Shares deemed issued and outstanding as of the Report Date , may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.  The foregoing beneficial ownership percentage is based upon 260,001,486 Ordinary Shares issued and outstanding as of December 31, 2017, based on information reported by the Company in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2018.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99.   Joint Filing Agreement dated as of May 25, 2018, by and among Park West Asset Management, LLC, Park West Investors Master Fund, Limited, and Peter S. Park (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on May 29, 2018).